SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Platform P-53 kicks-off production

(Rio de Janeiro, December 1, 2008). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company announces that platform P-53 kicked-off its operations yesterday, November 30. This is the first production unit installed in the Marlim Leste field, in the Campos Basin.

The P-53 unit has total production capacity of 180,000 barrels per day of heavy oil, 20° API, and compressing capacity up to 6 million cubic meters/day of natural gas. The platform’s oil production will be offloaded to shore by shuttle tankers with the assistance of Autonomous Repumping Platform PRA-1 and the FSO Cidade de Macaé. Part of the gas that is produced will be consumed by the platform itself as fuel to generate electricity, and the remaining will be exported to shore via the Campos Basin’s gas network. The platform will reach peak production in the first half of 2010.

The P-53 is anchored at a water depth of 1,080 m, 120 km off the coast of Rio de Janeiro. Built from the conversion of the Setebello oil tanker, it will be interconnected to 21 wells, 13 of which oil and gas producers and eight water injectors. The platform is equipped with a turret system (a tower that receives the flexible production and injection lines, the oil and gas pipelines, and the mooring lines) capable of receiving up to 75 flexible lines.

In addition to the P-53, in the next six months four more production units will start-up production in the Campos, Espírito Santo, and Santos basins, contributing to increase Petrobras oil and gas production:

  Platform P-51, in the Marlim Sul Field, in the Campos Basin;
  FPSO Cidade de Niterói, in the Marlim Leste field, in the Campos Basin;
  FPSO Cidade de São Mateus, in the Camarupim Field, in the Espírito Santo Basin;
  FPSO BW Peace, Pilot Project in the Tupi Field, in the Pre-Salt layer in the Santos Basin.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 01, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.